UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  FEBRUARY 2004

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

News Release

Cryopak Announces Third Quarter 2004 Results, Strengthens Board of Directors,

and Engages Investor Relations Advisors

VANCOUVER, B.C. – February 25, 2004 – Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) today reported its results for the third quarter ended December 31, 2003.

Operating Results

The net loss for the quarter ended December 31, 2003 was $0.5 million as compared to a net loss of $1.4 million for the quarter ended September 30, 2003.

Sales for the quarter were $3.4 million, as compared to sales of $3.5 million for the quarter ended September 30, 2003. Gross profit for the quarter increased to $1.2 million from $1.0 million in the previous quarter.

Sales and marketing expenses for the quarter totalled $0.5 million or 16% of sales as compared with $1.1 million or 31% of sales for the quarter ended September 30, 2003. The decrease in sales and marketing expense from the previous quarter was due to the significant cost-reduction activities initiated during the second quarter.

General and administrative costs for the quarter totalled $0.6 million or 16% of sales as compared to $0.8 million or 23% of sales for the quarter ended September 30, 2003. The decrease in general and administrative expense is primarily due to the reduction in personnel during the period.

Other income and expense for the period included a non-cash charge of $125,000 for the issuance of shares to settle a legal dispute.

“We are pleased to see the impact of our restructuring initiatives on our reported results and we remain cautiously optimistic about the future growth potential of our business. The management team and all of our employees have worked extremely hard during what has been a difficult time for us and it is encouraging to see the positive results of our cost-cutting efforts,” stated Mr. Carsky, Cryopak’s new President and CEO.

Additions to Board of Directors

Cryopak is pleased to announce the addition of Mr. Martin Carsky, the President and CEO, and Mr. Hugh Richardson, the Vice President of Apps West Express Inc., a Canadian transcontinental transport company, to the Board of Directors.  Mr. Richardson has over 35 years of financial and operating experience with organizations such as TNT Transport Group and Canada Steamship Lines.

“We want to congratulate Mr. Carsky on his leadership and the results he has attained during his short tenure with Cryopak,” said Mr. McEwen, Chairman of the Board, “and we look forward to the contribution that Mr. Richardson can make to our organization.  With his logistics background, he should prove to be an invaluable resource to assist us in growing the pharmaceutical packaging and cold-chain logistics segments of our business.”

Engagement of Ascenta Capital as Investor Relations Advisors

Cryopak is pleased to announce that, effective immediately, it has retained Ascenta Capital Partners Inc. to provide investor relations and financial communications services.  “Raising awareness within the investor and financial communities is an important aspect of Cryopak's strategic business plan and we believe the time is right to invest in the professionals at Ascenta to assist us with our communication activities,” said Martin Carsky, President and CEO of Cryopak.

Ascenta is a Canadian investor relations consulting firm providing strategic counsel, investor relations planning, investor and media outreach, and corporate communications services to public companies.

In consideration of the services to be provided, Cryopak has agreed to pay Ascenta a monthly retainer of $5,000 for an initial 12-month term. Additionally, Ascenta has been granted a stock option to purchase 250,000 shares of Cryopak at $0.25 vesting in accordance with TSX Venture Exchange guidelines and per the service agreement term.

Investors Relations Contact

Jim Glass, Ascenta Capital Partners Inc.

Phone:

604.628.5800

Toll Free:

1.866.684.4209

Email: info@cryopak.com

Convertible Loan Agreement

On October 31, 2003, Cryopak announced that it had commenced an offer to the holders of the $3.6 million Convertible Loan Agreement (“CLA”) to amend and restate the CLA, and that an agreement had been reached with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest in the total CLA. The offer is being made to the remaining holders with an interest in the CLA on the same terms.

The terms of the amended CLA will be substantially the same as those of the existing CLA, except that the principal amount of the CLA will be increased to reflect accrued but unpaid interest, the conversion price will be reduced to $0.80 in the first year and $1.25 in the second year, and the maturity date will be extended.

Completion of the amendment is subject to regulatory and other approvals and is conditional upon a minimum overall acceptance of the amended terms by holders representing not less than 80% of the outstanding dollar amount of the CLA.  The offer was due to expire on November 21, 2003, but has been extended as Cryopak attempts to negotiate a resolution to this matter with parties representing the interests of the other investors.

New time-based formula for old escrow shares

Finally, Cryopak also announced today that the TSX Venture Exchange has approved a time-based formula for the release of 350,000 escrow shares, which were issued in 1986.  Shareholder approval was granted at Cryopak’s 2001 annual general meeting, in conjunction with the approval of the same formula for the issuance of certain earn-out shares described in the Company’s news release dated August 27, 2002.

Pursuant to the time based formula, 10% of the escrow shares will be issued 60 days following this news release and 7.5% of the balance will be issued every six months over a total of 6 years, commencing February 25, 2004.

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Unaudited)

(Expressed in Canadian dollars)

	December 31, 2003	March 31, 2003
Assets	(Unaudited)

Current Assets:
Short-term investments	$ 6,133	$ 6,133
Accounts receivable	2,046,105	3,999,698
Advances to related company	64,708	88,590
Inventory	1,489,278	2,164,001
Prepaid expenses	127,846	281,147
	3,734,069	6,539,569

Property, plant and equipment	1,652,293	1,846,592

Long-term deposits	112,285	112,285

Intangibles and other assets	1,194,176	1,501,981

Goodwill	5,953,268	5,953,268

	$ 12,646,090	$ 15,953,695
Liabilities and Shareholders’ Equity

Current liabilities
Bank indebtedness	$ 1,424,853	$ 2,621,928
Accounts payable and accrued liabilities	2,438,697	3,658,897
Deferred revenues	131,439	123,408
Current portion of notes payable to related parties	166,667	166,667
Current portion of obligations under capital lease	260,915	210,424
Current portion of convertible loan	3,637,500	3,610,180
	8,060,070	10,391,504

Note payable to related parties	166,667	333,333
Obligations under capital lease	385,876	366,204
	8,612,613	11,091,041
Shareholders’ equity:
Share capital	9,455,273	7,736,061
Convertible loan	-	373,735
Warrants	225,610	225,610
Share purchase loan	(394,000)	(394,000)
Contributed surplus	670,115	296,379
Deficit	(5,923,521)	(3,375,131)
	4,033,477	4,862,654

	$ 12,646,090	$ 15,953,695

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2003 and 2002

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002

Sales	$ 3,421,324	$ 3,780,072	$ 13,061,749	$ 9,186,964

Cost of Sales (Schedule 1)	2,203,627	2,345,450	8,625,672	5,154,453

Gross Profit	1,217,697	1,434,622	4,436,077	4,032,511

Expenses:
Sales and marketing (Schedule 2)	545,800	761,437	2,732,508	1,855,514
Administration (Schedule 2)	558,964	569,859	2,275,974	1,682,154
Amortization	269,747	190,482	795,344	342,542
Interest on bank operating line	29,393	37,155	135,906	61,494
	1,403,904	1,558,933	5,939,733	3,941,704

Earnings (loss) from operations	(186,207)	(124,311)	(1,503,656)	90,807

Other earnings (expenses):
Other income/(expenses)	(217,797)	4,762	(512,680)	39,913
Interest on long-term debt and financing costs	(133,804)	(205,492)	(532,051)	(582,222)

Net income/(loss) for the period	(537,808)	(325,041)	(2,548,388)	(451,502)

(Deficit), beginning of period	(5,385,713)	(574,500)	(3,375,133)	(448,039)

(Deficit), end of period	(5,923,521)	(899,541)	(5,923,521)	(899,541)

Earnings/(loss) per common share (note 4):
Basic	$ (0.02)	$ (0.01)	$ (0.08)	$ (0.02)
Diluted	$ (0.02)	$ (0.01)	$ (0.08)	$ (0.02)

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2003 and 2002

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002

Cash provided by (used) in:

Operations	$(537,808)	$(325,041)	$(2,548,388)	$(451,502)
Net loss for the period
Items not involving cash:
Amortization	269,747	190,482	795,344	342,542
Accretion of convertible loan	-	35,921	27,320	106,683
Stock-based compensation	-	19,162	-	57,666
Write-off deferred financing	-	-	67,127	-
Loss on disposal of property, Plant and equipment	-	16,462	5,472	21,683
Share issue settlement	125,000	-	125,000	-
Changes in non-cash operating working capital:
Accounts receivable	(64,154)	(94,304)	1,953,593	(581,453)
Advances to related company	6,576	19,081	23,882	52,411
Prepaid expenses	710	(48,622)	153,301	(180,300)
Inventory	(10,955)	(33,786)	674,723	(763,370)
Deferred revenues	14,073	(2,993)	8,031	144,836
Accounts payable and accrued liabilities	(1,288,078)	126,009	(1,220,200)	224,547
	(1,484,889)	(97,629)	65,205	(1,026,257)

Investments:
Acquisition of property, plant and equipment	(25,001)	(48,799)	(113,003)	(253,958)
Acquisition of subsidiaries		(5,233,796)		(5,233,796)
Term deposits – restricted	-	4,157,343	-	132,000
	(25,001)	(1,125,252)	(113,003)	(5,355,754)

Financing:
Change in bank indebtedness	646,368	1,608,673	(1,197,075)	1,832,531
Issuance of shares for cash	1,654,179	63,348	1,654,179	6,088,847
Issuance/(Repayment) of notes payable	(666,667)	193,000	(166,667)	(267,462)
Share issue costs	(59,968)	-	(59,968)	(532,483)
Repayment of capital lease obligations	(64,022)	(44,779)	(182,671)	(134,338)
Repayment of term loan		(636,167)		(636,167)
	1,509,890	1,184,075	47,798	6,350,928

Increase (decrease) in cash and cash equivalents	-	(38,806)	-	(31,083)

Cash and cash equivalents, beginning of period	-	50,338	-	42,615

Cash and cash equivalents, end of period	$ -	$ 11,532	$ -	$ 11,532

About Cryopak

Cryopak Industries Inc., with facilities in Vancouver and Montreal, is Canada’s leading provider of temperature-controlling products and solutions. Cryopak develops, manufactures and markets quality temperature controlling products such as the patented Cryopak Flexible Ice™ Blanket, hard bottles, flexible hot and cold compresses, gel packs and instant hot and cold packs.  With more than 10 years of experience in research and development, Cryopak also offers testing and consulting services to help companies optimize their cold chain management programs.

For more information about Cryopak’s products and solutions, visit the Company’s website at www.cryopak.com or call 1.800.667.2532.

ON BEHALF OF THE BOARD OF DIRECTORS

Martin Carsky, President and CEO

Investors Relations Contact

Jim Glass, Ascenta Capital Partners Inc.

Phone:

604.628.5800

Toll Free:

1.866.684.4209

Email:

info@cryopak.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	☒ Schedule A
☐☐ Schedules B & C (place X in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER:	Cryopak Industries Inc.
ISSUER ADDRESS:	1053 Derwent Way Delta, BC V3M 5R4
CONTACT NAME:	Martin Carsky
CONTACT POSITION:	Chief Executive Officer
CONTACT TELEPHONE NUMBER:	(604) 515-7977 Ext. 114
ISSUER TELEPHONE NUMBER: ISSUER FAX NUMBER: CONTACT E-MAIL ADDRESS: WEB SITE ADDRESS: FOR QUARTER ENDED:	(604) 515-7977 (604) 515-7978 mcarsky@cryopak.com www.cryopak.com December 31, 2003
DATE OF REPORT (YY/MM/DD):	2004/02/26

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

/s/ “Martin B. Carsky”

Martin B. Carsky

2004/02/26

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

/s/ “John A. McEwen”

John A. McEwen

2004/02/26

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Unaudited)

(Expressed in Canadian dollars)

	December 31, 2003	March 31, 2003
Assets	(Unaudited)
Current Assets:
Short-term investments	$ 6,133	$ 6,133
Accounts receivable	2,046,105	3,999,698
Advances to related company	64,708	88,590
Inventory	1,489,278	2,164,001
Prepaid expenses	127,846	281,147
	3,734,069	6,539,569

Property, plant and equipment	1,652,293	1,846,592

Long-term deposits	112,285	112,285

Intangibles and other assets	1,194,176	1,501,981

Goodwill	5,953,268	5,953,268

	$ 12,646,090	$ 15,953,695
Liabilities and Shareholders’ Equity
Current liabilities
Bank indebtedness	$ 1,424,853	$ 2,621,928
Accounts payable and accrued liabilities	2,438,697	3,658,897
Deferred revenues	131,439	123,408
Current portion of notes payable to related parties	166,667	166,667
Current portion of obligations under capital lease	260,915	210,424
Current portion of convertible loan	3,637,500	3,610,180
	8,060,070	10,391,504

Note payable to related parties	166,667	333,333
Obligations under capital lease	385,876	366,204
	8,612,613	11,091,041
Shareholders’ equity:
Share capital	9,455,273	7,736,061
Convertible loan	-	373,735
Warrants	225,610	225,610
Share purchase loan	(394,000)	(394,000)
Contributed surplus	670,115	296,379
Deficit	(5,923,521)	(3,375,131)
	4,033,477	4,862,654
	$ 12,646,090	$ 15,953,695

Operations (note 2)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/  “Martin B. Carsky”

Director

/s/  “John A. McEwen”

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2003 and 2002

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002

Sales	$ 3,421,324	$ 3,780,072	$ 13,061,749	$ 9,186,964

Cost of Sales (Schedule 1)	2,203,627	2,345,450	8,625,672	5,154,453

Gross Profit	1,217,697	1,434,622	4,436,077	4,032,511

Expenses:
Sales and marketing (Schedule 2)	545,800	761,437	2,732,508	1,855,514
Administration (Schedule 2)	558,964	569,859	2,275,974	1,682,154
Amortization	269,747	190,482	795,344	342,542
Interest on bank operating line	29,393	37,155	135,906	61,494
	1,403,904	1,558,933	5,939,733	3,941,704

Earnings (loss) from operations	(186,207)	(124,311)	(1,503,656)	90,807

Other earnings (expenses):
Other income/(expenses)	(217,797)	4,762	(512,680)	39,913
Interest on long-term debt and financing costs	(133,804)	(205,492)	(532,051)	(582,222)

Net income/(loss) for the period	(537,808)	(325,041)	(2,548,388)	(451,502)

(Deficit), beginning of period	(5,385,713)	(574,500)	(3,375,133)	(448,039)

(Deficit), end of period	(5,923,521)	(899,541)	(5,923,521)	(899,541)

Earnings/(loss) per common share (note 4):
Basic	$ (0.02)	$ (0.01)	$ (0.08)	$ (0.02)
Diluted	$ (0.02)	$ (0.01)	$ (0.08)	$ (0.02)

See accompanying notes consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2003 and 2002

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
Cash provided by (used) in:

Operations	$(537,808)	$(325,041)	$(2,548,388)	$(451,502)
Net loss for the period
Items not involving cash:
Amortization	269,747	190,482	795,344	342,542
Accretion of convertible loan	-	35,921	27,320	106,683
Stock-based compensation	-	19,162	-	57,666
Write-off deferred financing	-	-	67,127	-
Loss on disposal of property, Plant and equipment	-	16,462	5,472	21,683
Share issue settlement	125,000	-	125,000	-
Changes in non-cash operating working capital:
Accounts receivable	(64,154)	(94,304)	1,953,593	(581,453)
Advances to related company	6,576	19,081	23,882	52,411
Prepaid expenses	710	(48,622)	153,301	(180,300)
Inventory	(10,955)	(33,786)	674,723	(763,370)
Deferred revenues	14,073	(2,993)	8,031	144,836
Accounts payable and accrued liabilities	(1,288,078)	126,009	(1,220,200)	224,547
	(1,484,889)	(97,629)	65,205	(1,026,257)
Investments:
Acquisition of property, plant and equipment	(25,001)	(48,799)	(113,003)	(253,958)
Acquisition of subsidiaries		(5,233,796)		(5,233,796)
Term deposits – restricted	-	4,157,343	-	132,000
	(25,001)	(1,125,252)	(113,003)	(5,355,754)
Financing:
Change in bank indebtedness	646,368	1,608,673	(1,197,075)	1,832,531
Issuance of shares for cash	1,654,179	63,348	1,654,179	6,088,847
Issuance/(Repayment) of notes payable	(666,667)	193,000	(166,667)	(267,462)
Share issue costs	(59,968)	-	(59,968)	(532,483)
Repayment of capital lease obligations	(64,022)	(44,779)	(182,671)	(134,338)
Repayment of term loan		(636,167)		(636,167)
	1,509,890	1,184,075	47,798	6,350,928

Increase (decrease) in cash and cash equivalents	-	(38,806)	-	(31,083)

Cash and cash equivalents, beginning of period	-	50,338	-	42,615

Cash and cash equivalents, end of period	$ -	$ 11,532	$ -	$ 11,532

Supplementary cash flow information (note 6)

See accompanying notes consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2003 and 2002

1.

Consolidated financial statement presentation:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company.  The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of generally accepted accounting principles for annual financial statements.

2.

Operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles.  The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize on its assets and discharge its liabilities and commitments in the normal course of business.  Certain conditions, discussed below, currently exist which raise substantial doubt upon the ability of the Company to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.  If the Company is unable to continue as a going concern, assets and liabilities would require restatement to a liquidation basis, which would differ materially from the going concern basis.

During the nine months ended December 31, 2003, the Company incurred a loss of $2,548,388.  During the years ended March 31, 2003, 2002 and 2001, the Company incurred losses of $2,420,842, $273,759 and $1,390,621 respectively, and during the year ended March 31, 2003, the Company experienced negative cash flows from operations of $1,446,083.  As at December 31, 2003, the deficit is $5,923,521 and the working capital deficiency is $4,326,001.  The Company continues to be in default on the repayment of the principal and accrued interest of the convertible loan, which was due on June 7, 2003.

The Company’s future operations are dependent upon the continued market acceptance of its product and services, the Company’s ability to secure sufficient financing to continue development of its business, the successful renegotiation of the terms of repayment of the convertible loan, obtaining a waiver from its lender with respect to the Company’s violation of certain debt covenants, complying with future debt covenant requirements, the continued support of creditors and shareholders and, ultimately, the achievement of profitable operations.  It is the Company’s intention to renegotiate the convertible loan repayment terms, however, there is no certainty that the Company will be able to successfully renegotiate the convertible loan repayment terms, or that the Company will be able to comply with its debt covenants in the future.

3.

Stock-based compensation:

The Company applies settlement accounting to account for stock-based employee compensation awards, and accordingly no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company’s stock based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s loss would have been increased to the pro forma amounts indicated below.  The increase in loss would not change disclosed loss per common share amounts.

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
As Reported	$ (537,808)	$ (325,041)	$ (2,548,388)	$ (451,502)
Pro forma	(596,091)	(344,204)	(2,707,014)	(509,169)

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2003 and 2002

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2003	2002

Risk-free interest rate	3.75%	3.75%	3.67%	3.75%
Dividend yield	0%	0%	0%	0%
Expected lives	4.5 years	4.3 years	4.5 years	4.3 years
Volatility	201%	114%	201%	114%

4.

Loss per common share:

The following tables set out the basic and diluted number of shares outstanding:

For the three months ended December 31, 2003 and 2002:

	2003			2002
	Loss	Weighted average number of common shares outstanding	Per share amount	Loss	Weighted average number of common shares outstanding	Per share amount

Loss per common share: Basic Stock options	$(537,808) -	34,757,540 -	$ (0.02) -	$ (325,041) -	31,439,252	$ (0.01) -
Diluted	$(537,808)	34,758,964	$ (0.02)	$ (325,041)	31,439,252	$ (0.01)

For the nine months ended December 31, 2003 and 2002:

	2003			2002
	Loss	Weighted average number of common shares outstanding	Per share Amount	Loss	Weighted average number of common shares outstanding	Per share amount

Loss per common share: Basic Stock options	$(2,548,388) -	33,645,169 -	$ (0.08) -	$ (451,502) -	29,646,885	$ (0.02) -
Diluted	$(2,548,388)	33,645,645	$ (0.08)	$ (451,502)	29,646,885	$ (0.02)

The effect of  warrants and convertible loan are anti-dilutive for the three months and nine months ended December 31, 2003 and therefore have not been included in the calculation of diluted loss per share.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2003 and 2002

5.

Significant customer:

During the nine months ended December 31, 2003, the Company sold approximately $1,125,452 ($1,289,000 – December 31, 2002) of merchandise to a significant customer.

6.

Supplementary cash flow information:

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002

Interest paid	$ 56,572	$ 66,394	$ 190,248	$ 919,118
Interest received	-	4,702	-	14,506
Non-cash financing and investing activities:	-	-	-	-
Deferred finance costs amortized				109,632
to share capital	-	-	-
375,000 warrants issued as finders fees				225,610
Equipment acquired under capital lease	-	-	252,834	-
Issuance of shares on acquisition		130,000		130,000
Issuance of note on acquisition		500,000		500,000

CRYOPAK INDUSTRIES INC.

Consolidated Cost of Sales

Schedule 1

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2003 and 2002

	Three months ended December 31,		Nine months ended September 30,
	2003	2002	2003	2002

Freight and brokerage fees	$ 360,676	$ 426,880	$ 1,218,230	$ 939,795
Purchases	1,283,202	1,113,023	4,970,076	2,344,996
Rent and utilities	139,300	88,886	391,362	207,592
Repair and maintenance	40,248	65,696	119,731	160,011
Testing charges	18,307	46,708	87,293	107,391
Warranty costs	-	2,830	892	38,821
Wages	361,894	601,427	1,838,088	1,355,847

Total cost of sales	$ 2,203,627	$ 2,345,450	$ 8,625,672	$ 5,154,453

Consolidated Sales and Marketing Expenses

Schedule 2

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2003 and 2002

	Three months ended December 31,		Three months ended December 31,
	2003	2002	2003	2002

Bad debt	$ 59,719	$ (553)	$ 287,106	$ 39,447
Marketing	20,419	119,248	493,362	389,583
Royalties	45,194	61,331	177,913	128,111
Salaries and benefits	354,026	375,623	1,393,234	825,846
Travel and entertainment	40,201	159,934	298,687	395,441
Vehicle	26,241	45,854	82,206	77,086

Total sales and marketing expenses	$ 545,800	$ 761,437	$ 2,732,508	$ 1,855,514

CRYOPAK INDUSTRIES INC.

Consolidated Administration Expenses

Schedule 3

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2003 and 2002

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
Corporate printing, financial and
public relations	$ 2,053	$ 71,126	$ 86,285	$ 208,233
Management and consulting fees	82,016	147,366	573,386	624,964
Office supplies and stationary	207,088	(16,796)	606,455	125,523
Professional fees	78,552	115,901	338,346	308,492
Rent	14,154	71,318	39,538	115,010
Salaries and benefits	143,063	149,948	517,401	215,048
Telephone	26,031	25,607	93,342	61,253
Filing, listing and transfer agent fees	6,007	5,389	21,221	23,631

Total administrative expenses	$ 558,964	$ 569,859	$ 2,275,974	$ 1,682,154

Total operating expenses	$ 1,104,764	$ 1,331,296	$ 5,008,482	$ 3,537,668

FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	☐ Schedule A
☒☒ Schedules B & C (place X in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER:	Cryopak Industries Inc.
ISSUER ADDRESS:	1053 Derwent Way Delta, BC V3M 5R4
CONTACT NAME:	Martin Carsky
CONTACT POSITION:	Chief Executive Officer
CONTACT TELEPHONE NUMBER:	(604) 515-7977 Ext. 114
ISSUER TELEPHONE NUMBER: ISSUER FAX NUMBER: CONTACT E-MAIL ADDRESS: WEB SITE ADDRESS: FOR QUARTER ENDED:	(604) 515-7977 (604) 515-7978 mcarsky@cryopak.com www.cryopak.com December 31, 2003
DATE OF REPORT (YY/MM/DD):	2004/02/26

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

/s/ “Martin B. Carsky”

Martin B. Carsky

2004/02/26

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

/s/ “John A.  McEwen”

John A. McEwen

2004/02/26

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED DECEMBER 31, 2003

1.

Analysis of Expenses and Deferred Costs

Management and consulting fees are as follows:

Amounts paid to companies owned by a director and former officer	$63,900
Consulting fees to non-arm’s length parties	10,000
Consulting fees to arm’s length parties	8,116
Total	$ 82,016

2.

Related Party Transactions

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

(a)

Management fees are comprised of $63,900 paid to a company owned by a director and former officer of the Company.

(b)

Consulting fees in the amount of $10,000 were paid to a company managed by a former officer of the Company.

(c)

Royalties in the amount of $8,847 were paid to a company owned by a former director of the Company.

3.

Securities Issued and Options Granted

a)

Securities Issued

Date of Issue	Type of Security	Number of Shares	Price	Total Proceeds & Consideration	Commission Paid

Issuance of Common Shares
Dec 08, 2003	Common shares	5,907,783	$ 0.28	$1,654,179	$28,525
Dec 08, 2003	Common shares	500,000	N/A	$ 0	Nil

b)  Options Granted

Optionee	# of Shares	Exercise Price	Expiry Date	Date of Grant

Martin Carsky	100,000	$0.27	Dec 12/08	Dec 12/03

SUPPLEMENTARY INFORMATION

4.

Summary of Securities

a)  Authorized Share Capital

100,000,000	Common shares without par value
100,000,000	Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series 1
38,871,837	Shares issued and outstanding
$11,862,399	Value of shares issued and outstanding

b)

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date
Options
	750,000	0.76	March 19, 2004
	300,000	USD0.60	April 30, 2005
	80,000	0.65	July 13, 2005
	260,000	0.63	September 15, 2005
	80,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	100,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	225,000	0.91	October 1, 2006
	110,000	0.80	August 29, 2007
	20,000	0.82	October 30, 2007
	350,000	0.95	October 30, 2007
	100,000	0.52	June 18, 2008
	100,000	0.45	July 15, 2008
	250,000	0.40	August 12, 2008
	50,000	0.47	September 9, 2008
	100,000	0.27	December 12, 2008
Warrants	3,750,000	$ 1.25	April 26, 2004
	2,953,891	0.37	December 08, 2005

b)

1,065,610 common shares held in escrow

5.

List of Directors and Officers

Directors	Officers
John McEwen, Chairman	Martin Carsky, President & CEO
John Morgan
Ross Morrison
Donald Lyons
Martin Carsky
Hugh Richardson

RYOPAK INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED DECEMBER 31, 2003

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the three and nine month periods ending December 31, 2003, which are reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Business Overview

Cryopak, with facilities in Vancouver and Montreal, is a leading provider of temperature controlling products and solutions.  We develop, manufacture and market quality temperature controlling products such as the patented Cryopak Flexible Ice™ Blanket, hard bottles, flexible hot and cold compresses, gel packs and instant hot and cold packs.  With more than 10 years of experience in research and development, we also offer testing and consulting services to help companies optimize their cold chain management programs.

Cryopak products and packaging solutions are used during transport to ensure critical temperature maintenance for pharmaceuticals, food and beverages, seafood and other perishable items.  Our products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.

Recent Developments

Restated Financial Statements

Subsequent to the filing of our interim financial statements for the three and nine months ended December 31, 2002, we became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, our accounting practices.  As a result of this process, we became aware of certain accounting issues reported during the Fiscal 2003 reporting periods.  We undertook a detailed review of these financial statements and as a result, restated our previously issued financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002, and the three and nine months ended December 31, 2002.  Any comparative figures discussed in this management’s discussion and analysis of financial condition are based on those restated financial statements.

Management Changes

In mid-June 2003, as a result of the performance of our Company for Fiscal 2003, we made some significant changes to our management team and we quickly implemented a review of our entire operation. During the quarter ended December 31, 2003 and into January 2004, we continued to downsize our management team with the departure of our Chief Operating Officer and then the promotion of our Chief Financial Officer to the role of President and Chief Executive Officer.  We have significantly reduced the personnel costs required to operate our business and have identified and reduced many other areas of non-essential spending.

As part of our cost reduction initiatives, we have significantly reduced our general and administrative and sales and marketing costs, the results of which are beginning to be seen in the third quarter of Fiscal 2004. As well, we have initiated a review of the Company’s product lines to see where margins can be improved, and we are in the process of installing a new management information system to generate more timely and reliable information which will enable us to better manage our business. This system has been implemented in our Montreal operation and should be functioning in Vancouver early in Fiscal 2005.

Convertible Loan Agreement

Our $3.6 million convertible loan (the “CLA”) matured on June 7, 2003, and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, we did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003, but have not received any formal extensions since that date. The principal and accrued interest owing on the CLA remains outstanding as at December 31, 2003.

On October 31, 2003, we announced that we had commenced an offer to the holders of the CLA to amend and restate the CLA and that we had reached an agreement with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest of the total CLA. The offer is being made to the remaining holders with an interest in the CLA on the same terms.

The terms of the amended CLA will be substantially the same as those of the existing CLA, except that the principal amount will be increased to reflect accrued but unpaid interest, the reduction of the conversion price to $0.80 in the first year and $1.25 in the second year and the extension of the maturity date.

Completion of the amendment is subject to regulatory and other approvals and is conditional upon a minimum overall acceptance of the amended terms by holders representing not less than 80% of the outstanding dollar amount of the CLA.  The offer was due to expire on November 31, 2003, but we extended the expiry date as we attempt to negotiate a resolution to this matter with parties representing the interests of the other investors.

Bridge Loan & Private Placement

In order to address our longer term financing needs, on December 8, 2003, we completed the sale by way of private placement of 5,907,783 Units of the Corporation at a price of $0.28 per Unit for gross proceeds of $1,654,179.  Each Unit consists one Common Share and one half of a Common Share Purchase Warrant, each Warrant entitling the holder to acquire one additional Common Share at a price of $0.37 per share for a period of 24 months from the date of issue of the Units. The net proceeds from the private placement were used for general working capital purposes and the repayment of the bridge loan.

On December 8, 2003, we repaid the outstanding balance on the $500,000 bridge loan with a portion of the funds received from the completion of the private placement.  The  $500,000 bridge loan from an affiliate of Claridge Inc., announced September 29, 2003, was needed to address our immediate cash needs.

We also completed, on December 8, 2003, the issuance of 500,000 Common Shares to an affiliate of Claridge Inc. in settlement of a dispute that arose in connection with the February 2003 private placement of the Corporation.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.  As described below, significant estimates are used in determining the allowance for doubtful accounts, inventory valuation, and useful lives of capital and intangible assets.  We evaluate our estimates on an ongoing basis, including those related to product returns, bad debts, inventories, investments, prepaid expenses, capital and intangible assets, income taxes, warranty obligations, contingencies and litigation, the allocation of purchase price on business acquisitions, and other contingencies.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

- We record estimated reductions to revenue for customer returns based on historical experience.  If actual customer returns increase as a result of future product introductions or changes in product quality, we may be required to recognize additional reductions to revenue.

- We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

- We provide for valuation reserves against our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions.  If actual market conditions are less favourable than those we project, additional inventory valuation reserves may be required.

- We recorded intangible assets from acquisitions completed during Fiscal 2003 and Fiscal 2001.  Our acquired intangible assets are comprised of product technology, patents, trademarks, and customer relationships and are being amortized over their estimated useful lives.  Due to changes in technology or other factors affecting product life cycles, we may make subsequent adjustments to those estimates possibly reducing the amount of intangible assets in the period in which a change in estimate is made.

- We have acquired specialized capital assets, which in some cases would have little value other than break-up value. If the market for our products changes and there is no use for these specialized assets, the carrying value of these assets may have to be reduced.

Results of Operations

Sales and Gross Profit

Sales for the three and nine month period were $3.4 million and $13.1 million, a change of (9.5%) and 42.2% respectively, over sales of $3.8 million and $9.2 million during the same periods last year. The increase in sales for the nine-month period occurred because of the acquisition of Ice-Pak in October 2002 and the inclusion of the Ice-Pak results for the subsequent periods.

Gross profit for the three-month period decreased to $1.2 million from $1.4 million in the prior year, due to the lower gross profit on our existing product sales. Gross profit for the nine-month period increased to $4.4 million from $4.0 million due to the addition of the gross profit from Ice-Pak. Gross profit for the three and nine-month period as a percentage of sales decreased from 38.0% and 43.9% to 35.6% and 34.0% due to a number of factors.

Firstly, the relative strength of the Canadian dollar versus the US dollar in three and nine-month periods as compared to the same periods last year had a negative impact on our revenue as we continue to sell a significant proportion of our products into the United States and those sales are denominated in US dollars. As well, we have been experiencing some increases in key raw materials costs and we were unable to pass our increased costs along to our customers because of competitive pressures.  In addition, we have experienced wage and related benefit increases for our plant workers, which has driven up our production costs. Finally, the consolidated results for both periods also include the lower margin sales from the Ice-Pak operation and these sales also reduce our consolidated gross margin percentages.

Our third quarter, as is our second quarter, is a seasonally slow quarter for retail sales of our products, so consequently, the fixed manufacturing cost component of our product costs also contributed to a decrease in gross margin percentage for the periods. .

We currently do not, nor do we have any short-term plans to engage in any hedging activities to minimize the effects of foreign exchange gains or losses.

Sales and Marketing

Sales and marketing expenses consist of payroll and payroll-related expenses for sales and marketing personnel as well as costs of sales and marketing programs such as travel and entertainment, trade shows, advertising, seminars, and marketing publications.

Sales and marketing expenses for the three and nine-month periods totaled $0.5 million or 16.0 % of sales and $2.7 million or 20.9% of sales in the period as compared with $0.8 million or 20.1% of sales and $1.9 million or 20.2% in the prior period.  The decrease in expenses for the three month period were due to a reduction in sales and marketing personnel and a general decrease in sales and marketing activities. The increase for the nine-month period was due to the increase in the provision for doubtful accounts receivable, the write-off of certain advances, the accrual of severance liabilities, and costs for benchmarking and testing of our pharmaceutical packaging solutions recorded during the second quarter of Fiscal 2004.

General and Administrative

General and administrative expenses consist of payroll and payroll-related expense for administration, finance, investor relations, internal information systems, general management, and other professional services.

General and administrative costs for the three and nine-month periods totaled $0.6 million or 16.3% of sales and $2.3 million or 17.4% of sales compared with $0.6 million or 15.1% of sales and $1.7 million or 18.3% of sales in the same periods for the prior year.  General and administrative expenses increased during the nine-month period due to severance accruals and higher legal, accounting, and advisory costs as compared to the same period for the prior year. The increased legal, accounting, and advisory costs were in part due to the restatement of our previously reported results and the ongoing CLA negotiations referred to under the heading “Recent Developments”.

As part of our cost reduction initiatives, we have significantly reduced our general and administrative costs during the second quarter, the results of which are beginning to be seen in the third quarter of Fiscal 2004.

Amortization

Our amortization expenses increased during the three and nine-month periods, as compared to the same periods last year, due to the purchase of Ice-Pak in October 2002.  We allocated $1.4 million of the purchase price to acquire Ice Pak to customer relationships, which is being amortized over five years.

The consolidated results of operations also include the additional amortization expenses incurred from the amortization of the Ice-Pak capital assets acquired.

Other Income/Expense

During the three and nine-month period, we incurred $0.4 million and $1.0 million of other expenses because of borrowings on our revolving credit facility, the convertible loan agreement, notes payable incurred as a result of the Ice-Pak acquisition. Also, included in the three and nine-month period ended December 31, 2003 was a non-cash charge of $0.1 million for shares issued to settle a dispute with an affiliate of Claridge Inc. mentioned under the heading “Recent Developments”.

Net Loss

Net loss per Common Share for the three and nine-month period was $0.02 and $0.08 as compared to a net loss per Common Share of $0.01 and $0.02 in the same periods in the prior year.

Liquidity and Capital Resources

Cash Resources and Liquidity

At December 31, 2003, we had negative working capital of $4.3 million as compared to negative working capital of $3.9 million at the end of Fiscal 2003.  At December 31, 2003 our short-term obligations include bank indebtedness, accounts payable and accrued liabilities, the convertible loan agreement together with accrued and unpaid interest, deferred revenue, and the current portion of notes payable and capital leases.

Our negative working capital position is primarily due to the inclusion of the $3.6 million convertible loan (the “CLA”) and the accrued and unpaid interest in current liabilities. The CLA matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, we did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003, but have not received any formal extensions since that date. The principal and accrued interest owing on the CLA remains outstanding.

On October 31, 2003, we announced that we had commenced an offer to the holders of the CLA to amend and restate the CLA and that we had reached an agreement with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest in the total CLA. The offer is being made to the remaining holders with an interest in the CLA on the same terms.

The terms of the amended CLA will be substantially the same as those of the existing CLA, except that the principal amount will be increased to reflect accrued but unpaid interest, the reduction of the conversion price to $0.80 in the first year and $1.25 in the second year and the extension of the maturity date. Completion of the amendment is subject to regulatory and other approvals and is conditional upon a minimum overall acceptance of the amended terms by holders representing not less than 80% of the outstanding dollar amount of the CLA. The offer was due to expire on November 31, 2003, but we extended the expiry date as we attempt to negotiate a resolution to this matter with parties representing the interests of the other investors.

The Company has a comprehensive secured lending arrangement with a Canadian commercial bank.  The arrangement provides an operating line of credit totaling $6 million, secured by accounts receivable and inventory, subject to margin limits.  At December 31, 2003, this limit was $2.0 million and $1.4 million was drawn on the facility.  This facility is due on demand and bears interest at prime plus 1.25% per annum under its revised terms, as agreed to by the lender in an amended and restated facility letter.

On December 8, 2003, we repaid the outstanding balance on the $500,000 bridge loan with a portion of the funds received from the completion of the private placement.  The  $500,000 bridge loan, announced September 29, 2003, was needed to address our immediate cash needs.

Accounts receivable at December 31, 2003, was $2.0 million as compared to $4.0 million at the end of Fiscal 2003.  Inventory totals for December 31, 2003 were $1.5 million, down from $2.2 million at March 31, 2003.  We carry a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

Cash Flow from Operations

Cash flow from operations for the three and a nine-month period was ($1.5) million and $0.1 million compared with cash flow from operations of ($0.1) million and cash used in operations of ($1.0) million in the same periods for the prior year. Cash was used to pay down the accounts payable and accrued liabilities by $1.3 million in the quarter compared to an increase of $0.1 million in the comparable quarter.  On a year-to-date basis, we have reduced bank debt by $1.2 million.

Investing Activities

We monitor our costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.

Financing Activities & Summary of Debt

As described under the heading “Cash Resources and Liquidity”, we repaid the bridge loan facility on December 8, 2003.  Long-term debt is comprised of notes payable to related parties and capital lease obligations. These amounts owed to non-bank debt holders are summarized as follows:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Bridge Loan (3)	Capital Lease Obligations (4)

Current portion	$ 4,065,082	$ 3,637,500	$ 166,667	$ --	$ 260,915
Long term portion	552,543	--	166,667	--	385,876
Total	$ 4,617,625	$ 3,637,500	$ 333,334	$ --	$ 646,791

(1)

The convertible loan matured on June 7, 2003 and bears interest at 10% per annum.  The Company was unable to repay the loan and is currently negotiating with the note holders for an extension. See “Cash Resources & Liquidity“

(2)

The amount due to the note holders is due to be paid in two equal installments of $166,667 on September 30 of 2004 and 2005.  The notes pay interest at bank prime rate +2%.

(3)

We repaid the bridge loan facility on December 8, 2003. This facility bore interest at 12.5% and was due and payable on demand after March 20, 2004, unless earlier repaid.

(4)

The capital lease maturities range from 2004 to 2007 and are at various interest rates ranging from 9.3% to 18.0%.

We do not presently have any off-balance sheet arrangements, namely, any transaction, agreement or contractual arrangement to which an entity which is not consolidated in our financial results is a party and (i) under which we have any obligation under a guarantee contract or, (ii) a retainer or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity or for such assets or, (iii) any obligation under a derivative instrument that is indexed to our shares, or (iv) any obligation arising out of a variable interest, as defined under applicable accounting rules, in an unconsolidated entity that is held by, and is material to us, where that entity provides financing, liquidity, market or credit risk support to, or engages in leasing, hedging or other services with us (not including liabilities which may arise out of litigation or regulatory actions).

Risk Management

Business Risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and services.  There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable.  Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign Exchange Risks And Inflation

In Fiscal 2003, we generated approximately 79% of our revenues in the United States.  We record U.S. dollar-denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars translated at the closing spot rates for the U.S. dollar at the end of each month.   To date, we have not engaged in any currency hedging to minimize the effects of foreign exchange gains or losses.  We do not hold, and we have not entered into, a market risk sensitive instrument for trading purposes. We believe that inflation and other changes in prices have not had a material effect on us.

Outlook

Our short-term business goal is to generate positive cash flow while re-building our platform for future growth. We have significantly reduced the personnel costs required to operate our business and have identified and reduced many other areas of non-essential spending. As well, we have initiated a review of the Company’s product lines to see where margins can be improved, and we are in the process of installing a new management information system to generate more timely and reliable information which will enable us to better manage our business. Our long-term goal is to achieve growth internally through increased sales of our existing products and externally by strategic acquisitions.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

February 26, 2004

“Martin Carsky”

Date

Signature

Martin Carsky

Name

President & CEO

Position